Consent of Independent Auditors

We consent to the reference of our Firm under the caption "Experts" and to the inclusion in this Registration Statement on Form 40-F being filed with the United States Securities and Exchange Commission of our report dated April 20, 2020, with respect to the consolidated statements of financial position of IM Cannabis Corp. as at December 31, 2019 and 2018, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2019.

/s/ Kost Forer Gabbay & Kasierer

Kost Forer Gabbay & Kasierer
A Member of Ernst & Young Global

February 12, 2021

A member of Ernst & Young Global Limited